UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)   *

Hudson Pacific Properties, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
444097109
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 41 Pages
Exhibit Index Found on Page 24

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,507,358
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,507,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,518,535 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,746,648
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,746,648
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,757,825 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 979,855
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 979,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,032 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                                  (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,233,861
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,233,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,245,038 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,177
	8	SHARED VOTING POWER 12,233,861
	9	SOLE DISPOSITIVE POWER 11,177
	10	SHARED DISPOSITIVE POWER 12,233,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,245,038 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Daniel J. Hirsch
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,233,861
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,233,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,245,038 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS David T. Kim
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,233,861
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,233,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,245,038 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by her on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,233,861
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,233,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,245,038 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,233,861
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,233,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,245,038 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,233,861
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,233,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,245,038 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,233,861
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,233,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,245,038 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,233,861
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,233,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,245,038 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS John R. Warren
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,233,861
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,233,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,245,038 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% [Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
    **           The reporting persons making this filing may be deemed to beneficially own an aggregate of 12,245,038 Shares, which is 18.3% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,233,861
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,233,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,245,038 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 41 Pages

This Amendment No. 4 to Schedule 13D amends the Schedule 13D initially filed on July 8, 2010 (together with all prior and current amendments thereto, this “Schedule 13D”).

Preliminary Note: This Schedule 13D reports a reduction in the Reporting Persons’ percentage beneficial ownership of the outstanding Shares solely as a result of the Company’s issuance of 9,487,500 Shares in a registered public offering completed on January 28, 2014, as reported by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 28, 2014. Capitalized terms used in this Preliminary Note have the meanings set forth below.

Item 2.    Identity and Background

Item 2 is amended and restated in its entirety as follows:
(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds
(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it; and

(iii)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it.

FCP, FCIP and FCIP III are together referred to herein as the “Farallon Funds.”

The Farallon General Partner

(iv)
Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is the general partner of each of the Farallon Funds, with respect to the Shares held by each of the Farallon Funds.

The Farallon Individual Reporting Persons

(v)
The following persons, each of whom is a managing member of the Farallon General Partner, with respect to the Shares held by the Farallon  Funds:  Daniel J. Hirsch (“Hirsch”), David T. Kim (“Kim”), Monica R. Landry (“Landry”), Michael G. Linn (“Linn”),  Rajiv A. Patel (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), Andrew J. M. Spokes (“Spokes”), John R. Warren (“Warren”) and Mark C. Wehrly (“Wehrly”); and

(vi)	Richard B. Fried (“Fried”), who is a managing member of the Farallon General Partner, with respect to the Shares held by the Farallon Funds

Page 16 of 41 Pages

        and with respect to 11,177 restricted Shares received by Fried for service as a member of the Company’s board of directors.

         Fried, Hirsch, Kim, Landry, Linn, Patel, Roberts, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

If Fried and the entities and other individuals identified in this Schedule 13D were deemed members of a group holding equity securities of the Company, each of the Reporting Persons would be deemed to beneficially own the number and percentages of Shares stated in Rows 11 and 13 of its cover page. The Reporting Persons expressly disclaim that they are members of any such group and the beneficial ownership of any Shares which would arise through membership in any such group.

This Schedule 13D reports that effective January 1, 2014, Kim was appointed a managing member of the Farallon General Partner. Accordingly, as of that date, Kim may be deemed a beneficial owner of any Shares beneficially owned by the Farallon General Partner.

(b)           The address of the principal business office of (i) the Farallon Funds and the Farallon General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(c)           The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds.  The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Farallon Funds and the Farallon General Partner is set forth above.  Each of the Farallon Individual Reporting Persons, other than Spokes, is a citizen of the United States.  Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 4.     Purpose of Transaction

Item 4 is supplemented to report the following:

The purpose of the acquisition of the Shares is for investment. One of the Farallon Individual Reporting Persons, Fried, is a member of the Company’s board of directors.

Page 17 of 41 Pages

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares, consistent with their investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Company or, subject to the terms of the Farallon 2014 Lock-Up Agreements (as defined and described in Item 6 below),  transfer or dispose of any or all of its Shares, depending in any case upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.  None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may hold at any point in time.

Also, consistent with their investment intent, certain Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations. During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.     Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

The Farallon Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 67,012,519 Shares outstanding, as reported by the Company in (i) the prospectus supplement filed by the Company with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(5) on January 23, 2014 and (ii) the Current Report on Form 8-K filed by the Company with the SEC on January 28, 2014.

(c)	There have been no purchases or sales of Shares by the Farallon Funds in the past 60 days.

(d)	The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all

Page 18 of 41 Pages

             of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                (e)           Not applicable.

The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)           None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)           Not applicable.

The Farallon Individual Reporting Persons

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)           None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)           Not applicable.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner of the Farallon Funds, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Page 19 of 41 Pages

Item 6 is supplemented to report the following:

2014 Lock-Up Agreements

Farallon 2014 Lock-Up Agreements

Each of the Farallon Funds entered into a respective agreement, dated January 14, 2014 (collectively, the “Farallon 2014 Lock-Up Agreements”), with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as representatives of the underwriters of a registered public offering of Shares by the Company (the “Underwriter Representatives”). The Farallon 2014 Lock-Up Agreements provide that the Farallon Funds, subject to certain exceptions, will not sell or otherwise transfer or encumber, or enter into any transaction that transfers, any Shares, or securities convertible or exchangeable into Shares, currently owned or thereafter acquired by them, for a period of 60 days from January 14, 2014, without the prior consent of the Underwriter Representatives; provided, that the Farallon Funds may: (i) pursuant to and subject to the conditions of the Registration Rights Agreement, dated as of June 29, 2010, by and among the Company, the Farallon Funds, and the other parties thereto (a form of which was attached as Exhibit 10.2 to Amendment No. 7 to the Company’s Registration Statement on Form S-11 filed with the SEC on June 22, 2010), sell Shares pursuant to a Farallon Demand Registration Statement representing up to 25 percent of the aggregate number of Shares issued or issuable to the Farallon Funds in the Formation Transactions and the Concurrent Private Placement; or (ii) distribute such amount of Shares to their limited partners, members, or stockholders (each of “Formation Transactions,” “Concurrent Private Placement” and “Farallon Demand Registration Statement” has the meaning set forth in such Registration Rights Agreement).

The foregoing summary of the Farallon 2014 Lock-Up Agreements is qualified in its entirety by the full terms and conditions of such agreements.  Copies of the Farallon 2014 Lock-Up Agreements are attached as Exhibits 16, 17 and 18 hereto, which exhibits are hereby incorporated herein by reference.

Fried 2014 Lock-Up Agreement

Fried, a Farallon Individual Reporting Person, in his capacity as a director of the Company, entered into an agreement, dated January 14, 2014 (the “Fried 2014 Lock-Up Agreement”), with the Underwriter Representatives.  The Fried 2014 Lock-Up Agreement provides that Fried, subject to certain exceptions, will not sell or otherwise transfer or encumber, or enter into any transaction that transfers, any Shares, or securities convertible or exchangeable into Shares, currently owned or thereafter acquired by him, for a period of 60 days from January 14, 2014, without the prior consent of the Underwriter Representatives; provided, that Fried may transfer or dispose of his Shares during the 60-day lock-up period in the case of gifts or for estate planning purposes where the transferee agrees to a similar lock-up agreement for the remainder of the lock-up period.

The foregoing summary of the Fried 2014 Lock-Up Agreement is qualified in its entirety by the full terms and conditions of such agreement. The Fried 2014 Lock-Up Agreement is attached as Exhibit 19 hereto, which exhibit is hereby incorporated herein by

Page 20 of 41 Pages

reference.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits

There is filed herewith as Exhibit 15 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

The respective Farallon 2014 Lock-Up Agreements are filed herewith as Exhibits 16, 17 and 18.

The Fried 2014 Lock-Up Agreement is filed herewith as Exhibit 19.

Page 21 of 41 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2014

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P. and
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Richard B. Fried, David T. Kim, Daniel J. Hirsch, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Fried, Hirsch, Linn, Patel, Roberts, Spokes, Warren and Wehrly authorizing Landry to sign and file this Schedule 13D on his or her behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2013 by such Reporting Persons with respect to the Common Stock of Sycamore Networks, Inc., is hereby incorporated by reference. The Power of Attorney executed by Kim authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on January 13, 2014 by such Reporting Persons with respect to the Common Stock of Sycamore Networks, Inc., is hereby incorporated by reference.

Page 22 of 41 Pages

ANNEX 1

Set forth below with respect to the Farallon General Partner is the following information:  (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Farallon General Partner is the following information:  (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

The Farallon General Partner

(a)           Farallon Partners, L.L.C.
(b)           c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)           Serves as general partner of investment partnerships
(d)           Delaware limited liability company
(e)           Managing Members:  Andrew J. M. Spokes, Senior Managing Member; Robert J. Ceremsak, Jr., Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.

Managing Members of the Farallon General Partner

(a)           Robert J. Ceremsak, Jr., Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J.M. Spokes, Gregory S. Swart, John R. Warren and Mark C. Wehrly.
(b)           c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)           The principal occupation of Andrew J.M. Spokes is serving as Senior Managing Member of the Farallon General Partner.  The principal occupation of each other Managing Member of the Farallon General Partner is serving as a Managing Member of the Farallon General Partner.
(d)           Each of the Managing Members of the Farallon General Partner, other than Andrew J.M. Spokes and Gregory S. Swart, is a citizen of the United States.  Andrew J.M. Spokes is a citizen of the United Kingdom.  Gregory S. Swart is a citizen of New Zealand.

None of the Managing Members of the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 23 of 41 Pages

EXHIBIT INDEX

EXHIBIT 15	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
EXHIBIT 16	Farallon 2014 Lock-Up Agreement relating to FCP
EXHIBIT 17	Farallon 2014 Lock-Up Agreement relating to FCIP
EXHIBIT 18	Farallon 2014 Lock-Up Agreement relating to FCIP III
EXHIBIT 19	Fried 2014 Lock-Up Agreement

Page 24 of 41 Pages

EXHIBIT 15
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  February 6, 2014

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P. and
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Richard B. Fried, Daniel J. Hirsch, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J.M. Spokes, John R. Warren and Mark C. Wehrly

Page 25 of 41 Pages

EXHIBIT 16
to
SCHEDULE 13D

FARALLON CAPITAL PARTNERS, L.P. LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

January 14, 2014

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

as Representatives  of the several Underwriters
c/o             Merrill Lynch, Pierce, Fenner & Smith
Incorporated

One Bryant Park

New York, New York 10036

Wells Fargo Securities, LLC
301 S. College Street
Charlotte, NC  28288

Re:                        Proposed  Public Offering by Hudson Pacific Properties,  Inc.

Dear Sirs:

The undersigned, a stockholder and/or an officer and/or a director of Hudson Pacific Properties, Inc., a Maryland corporation (the "Company"), understands that Wells Fargo Securities, LLC ("Wells Fargo") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and each of the other Underwriters named in Schedule A to the Underwriting Agreement (as defined below) (collectively, the "Underwriters"), for whom Wells Fargo and Merrill Lynch are acting as representatives (in such capacity, the "Representatives"), propose to enter into an Underwriting Agreement (the "Underwriting  Agreement") with the Company and Hudson Pacific Properties, L.P., a Maryland limited partnership, providing for the public offering (the "Public Offering") of shares of the Company's common stock, par value $0.01 per share (the "Common  Stock").  In recognition of the benefit that the Public Offering will confer upon the undersigned as a stockholder and/or an officer and/or a director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during a period of 60 days from the date of the Underwriting Agreement (the "Lock-up Period"), the undersigned will not, without the prior written consent of the Representatives, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company's Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or

Page 26 of 41 Pages

hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended (the "1933 Act") with respect to any of the foregoing (collectively; the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

Subject to the conditions set forth below, the restrictions set forth in the preceding sentence shall not apply to:

(l)(i) gifts or other dispositions by will or intestacy (including, without limitation, any disposition from a revocable trust, family trust or similar trust arrangement providing for the distribution of assets upon death or intestacy); (ii) transfers made to (x) limited partners, members, stockholders or affiliates of the undersigned or (y) any corporation, partnership, limited liability company or other entity all of the equity interests of which are owned, directly or indirectly, by the undersigned; (iii) bona fide gifts, sales, distributions, contributions or other dispositions, in each case that are made exclusively between and among the undersigned and (w) members of the undersigned's family, (x) affiliates of the undersigned that are controlled by the undersigned, or (y) a trust the beneficiaries of which are, (A) a limited liability company the membership interest holders of which are, or (B) a partnership the partners of which are, exclusively the undersigned and/or members of the undersigned's family; or (iv) donations or transfer to charitable organizations; provided,  however, that in the case of any gift, sale, distribution, contribution, transfer or other disposition pursuant to this clause (1), it shall be a pre-condition that (a) the recipient, transferee or donee, as applicable, executes and delivers to the Representatives a signed lock-up  agreement for the balance of the Lock-up Period, (b) no filing by any party under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer or distribution, (c) each party shall agree to not voluntarily make, any public announcement of the transfer or disposition and (d) the undersigned notifies the Representatives at least three business days prior to the proposed gift, sale, distribution, contribution, transfer or other disposition; or

(2) transactions relating to shares of Common Stock acquired by the undersigned in the open market after completion of the Public Offering; provided, however, that (a) any subsequent sale of the shares of Common Stock acquired in the open market are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

Notwithstanding the foregoing, if: (1) during the last 17 days of the Lock-up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the scheduled expiration of the Lock-up Period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the 60th day of the Lock-up Period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension; provided,  however, that no such extension will apply if (a) Merrill Lynch and Wells Fargo determine, in their sole discretion, that each of the Underwriters meets the requirements set forth in paragraph (a)(l)(iii) of Rule 139 promulgated under the 1933 Act ("Rule 139"), and (b) within three business days prior to the 15th calendar day prior to the expiration date of the Lock-Up Period, the Company delivers a certificate, signed by the Chief Executive Officer or Chief Financial Officer of the Company, certifying on behalf of the Company that (i) the shares of Common Stock are "actively traded securities" (as defined in Regulation M), and

Page 27 of 41 Pages

(ii) the Company meets the requirements set forth in paragraph (a)(l) of Rule 139.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-up Period pursuant to the previous paragraph will be delivered by the Representatives to the Company and the undersigned (in accordance with the notice provisions of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the 34th day following the expiration of the initial 60th day of the Lock-up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-up Period (as such may have been extended pursuant to the previous paragraph) has expired.

(Remainder of Page Intentionally Blank)

Page 28 of 41 Pages

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

                        Very truly yours,

                      FARALLON CAPITAL PARTNERS, L.P.

                                          By: Farallon Partners, L.L.C., its General Partner

By: /s/ Daniel J. Hirsch
Name: Daniel J. Hirsch
Title: Managing Member

Page 29 of 41 Pages

EXHIBIT 17
to
SCHEDULE 13D

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P. LOCK-UP AGREEMENT

                                                    LOCK-UP AGREEMENT

                January 14, 2014

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

as Representatives  of the several Underwriters
c/oMerrill Lynch, Pierce, Fenner & Smith
Incorporated

    One Bryant Park

New York, New York 10036

Wells Fargo Securities, LLC
301 S. College Street
Charlotte, NC  28288

    Re:           Proposed Public Offering by Hudson Pacific Properties, Inc.

Dear Sirs:

The undersigned, a stockholder and/or an officer and/or a director of Hudson Pacific Properties, Inc., a Maryland corporation (the "Company"), understands that Wells Fargo Securities, LLC ("Wells Fargo") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and each of the other Underwriters named in Schedule A to the Underwriting Agreement (as defined below) (collectively, the "Underwriters"), for whom Wells Fargo and Merrill Lynch are acting as representatives (in such capacity, the "Representatives"), propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with the Company and Hudson Pacific Properties, L.P., a Maryland limited partnership, providing for the public offering (the "Public Offering") of shares of the Company's common stock, par value $0.01 per share (the "Common  Stock").  In recognition of the benefit that the Public Offering will confer upon the undersigned as a stockholder and/or an officer and/or a director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during a period of 60 days from the date of the Underwriting Agreement (the "Lock-up Period"), the undersigned will not, without the prior written consent of the Representatives, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or

Page 30 of 41 Pages

transfer any shares of the Company's Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended (the "1933 Act") with respect to any of the foregoing (collectively, the "Lock-Up  Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

Subject to the conditions set forth below, the restrictions set forth in the preceding sentence shall not apply to:

(l)(i) gifts or other dispositions by will or intestacy (including, without limitation, any disposition from a revocable trust, family trust or similar trust arrangement providing for the distribution of assets upon death or intestacy); (ii) transfers made to (x) limited partners, members, stockholders or affiliates of the undersigned or (y) any corporation, partnership, limited liability company or other entity all of the equity interests of which are owned, directly or indirectly, by the undersigned; (iii) bona fide gifts, sales, distributions, contributions or other dispositions, in each case that are made exclusively between and among the undersigned and (w) members of the undersigned's family, (x) affiliates of the undersigned that are controlled by the undersigned, or (y) a trust the beneficiaries of which are, (A) a limited liability company the membership interest holders of which are, or (B) a partnership the partners of which are, exclusively the undersigned and/or members of the undersigned's family; or (iv) donations or transfer to charitable organizations; provided, however, that in the case of any gift, sale, distribution, contribution, transfer or other disposition pursuant to this clause (1), it shall be a pre-condition that (a) the recipient, transferee or donee, as applicable, executes and delivers to the Representatives a signed lock-up agreement for the balance of the Lock-up Period, (b) no filing by any party under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer or distribution, (c) each party shall agree to not voluntarily make, any public announcement of the transfer or disposition and (d) the undersigned notifies the Representatives at least three business days prior to the proposed gift, sale, distribution, contribution, transfer or other disposition; or

(2) transactions relating to shares of Common Stock acquired by the undersigned in the open market after completion of the Public Offering; provided, however, that (a) any subsequent sale of the shares of Common Stock acquired in the open market are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

      Notwithstanding the foregoing, if: (1) during the last 17 days of the Lock-up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the scheduled expiration of the Lock-up Period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the 60th day of the Lock-up Period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension; provided, however, that no such extension will apply if (a) Merrill Lynch and Wells Fargo determine, in their sole discretion, that each of the Underwriters meets the requirements set forth in paragraph (a)(l)(iii) of Rule 139 promulgated under the 1933 Act ("Rule  139"), and (b) within three business days prior to the 15th calendar day prior to the expiration date of the Lock-Up Period, the Company delivers a certificate, signed by the Chief Executive Officer or Chief Financial Officer of the Company, certifying on

Page 31 of 41 Pages

behalf of the Company that (i) the shares of Common Stock are "actively traded securities" (as defined in Regulation M), and (ii) the Company meets the requirements set forth in paragraph  (a)(l) of Rule 139.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-up Period pursuant to the previous paragraph will be delivered by the Representatives to the Company and the undersigned (in accordance with the notice provisions of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the 34th day following the expiration of the initial 60th day of the Lock-up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-up Period (as such may have been extended pursuant to the previous paragraph) has expired.

   (Remainder of Page Intentionally Blank)

Page 32 of 41 Pages

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

                      Very truly yours,

                      FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

                      By: Farallon Partners  L.L.C., its General Partner

                       By:    /s/ Daniel J. Hirsch
Name: Daniel J. Hirsch
                                   Title:   Managing Member

Page 33 of 41 Pages

EXHIBIT 18
to
SCHEDULE 13D

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. LOCK-UP AGREEMENT

                      LOCK-UP AGREEMENT

                     January 14, 2014

Merrill Lynch, Pierce, Fenner & Smith Incorporated
  Wells Fargo Securities, LLC

  as Representatives  of the several Underwriters
  c/o           Merrill Lynch, Pierce, Fenner & Smith
Incorporated
  One Bryant Park

New York, New York 10036

Wells Fargo Securities, LLC
301 S. College Street
Charlotte, NC  28288

Re:           Proposed Public Offering by Hudson Pacific Properties,  Inc.

Dear Sirs:

The undersigned, a stockholder and/or an officer and/or a director of Hudson Pacific Properties, Inc., a Maryland corporation (the "Company"), understands that Wells Fargo Securities, LLC ("Wells Fargo") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and each of the other Underwriters named in Schedule A to the Underwriting Agreement (as defined below) (collectively, the "Underwriters"), for whom Wells Fargo and Merrill Lynch are acting as representatives (in such capacity, the "Representatives"), propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with the Company and Hudson Pacific Properties, L.P., a Maryland limited partnership, providing for the public offering (the "Public Offering") of shares of the Company's common stock, par value $0.01 per share (the "Common  Stock").  In recognition of the benefit that the Public Offering will confer upon the undersigned as a stockholder and/or an officer and/or a director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during a period of 60 days from the date of the Underwriting Agreement (the "Lock-up Period"), the undersigned will not, without the prior written consent of the Representatives, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any

Page 34 of 41 Pages

shares of the Company's Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended (the "1933 Act") with respect to any of the foregoing (collectively, the "Lock-Up  Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

      Subject to the conditions set forth below, the restrictions set forth in the preceding sentence shall not apply to:

           (l)(i) gifts or other dispositions by will or intestacy (including, without limitation, any disposition from a revocable trust, family trust or similar trust arrangement providing for the distribution of assets upon death or intestacy); (ii) transfers made to (x) limited partners, members, stockholders or affiliates of the undersigned or (y) any corporation, partnership, limited liability company or other entity all of the equity interests of which are owned, directly or indirectly, by the undersigned; (iii) bona fide gifts, sales, distributions, contributions or other dispositions, in each case that are made exclusively between and among the undersigned and (w) members of the undersigned's family, (x) affiliates of the undersigned that are controlled by the undersigned, or (y) a trust the beneficiaries of which are, (A) a limited liability company the membership interest holders of which are, or (B) a partnership the partners of which are, exclusively the undersigned  and/or members of the undersigned's family; or (iv) donations or transfer to charitable organizations; provided,  however, that in the case of any gift, sale, distribution, contribution, transfer or other disposition pursuant to this clause (1), it shall be a pre-condition that (a) the recipient, transferee or donee, as applicable, executes and delivers to the Representatives a signed lock-up  agreement for the balance of the Lock-up Period, (b) no filing by any party under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer or distribution, (c) each party shall agree to not voluntarily make, any public announcement of the transfer or disposition and (d) the undersigned notifies the Representatives at least three business days prior to the proposed gift, sale, distribution, contribution, transfer or other disposition; or

(2) transactions relating to shares of Common Stock acquired by the undersigned in the open market after completion of the Public Offering; provided, however, that (a) any subsequent sale of the shares of Common Stock acquired in the open market are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

Notwithstanding the foregoing, if: (1) during the last 17 days of the Lock-up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the scheduled expiration of the Lock-up Period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the 60th day of the Lock-up Period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension; provided,  however, that no such extension will apply if (a) Merrill Lynch and Wells Fargo determine, in their sole discretion, that each of the Underwriters meets the requirements set fo11h in paragraph (a)(l)(iii) of Rule 139 promulgated under the 1933 Act ("Rule  139"), and (b) within three business days prior to the 15th calendar day prior to the expiration date of the Lock-Up Period, the Company delivers a certificate,

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signed by the Chief Executive Officer or Chief Financial Officer of the Company, certifying on behalf of the Company that (i) the shares of Common Stock are "actively traded securities" (as defined in Regulation M), and (ii) the Company meets the requirements set forth in paragraph  (a)(l) of Rule  139.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-up Period pursuant to the previous paragraph will be delivered by the Representatives to the Company and the undersigned (in accordance with the notice provisions of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the 34th day following the expiration of the initial 60th day of the Lock-up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-up Period (as such may have been extended pursuant to the previous paragraph) has expired.

                                                  (Remainder of Page Intentionally Blank)

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       The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

                      Very truly yours,

                      FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

                      By: Farallon Partners, L.L.C., its General Partner

                       By:     /s/ Daniel J. Hirsch
Name: Daniel J. Hirsch
                       Title: Managing Member

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EXHIBIT 19
to
SCHEDULE 13D

RICHARD B. FRIED LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

                 January 14, 2014

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

    as Representatives of the several Underwriters
    c/oMerrill Lynch, Pierce, Fenner & Smith
Incorporated

One Bryant Park

New York, New York 10036

Wells Fargo Securities, LLC 30 I S. College Street Charlotte, NC 28288

Re:           Proposed Public Offering by Hudson Pacific Properties. Inc.
Dear Sirs:

The undersigned, a stockholder and/or an officer and/or a director of Hudson Pacific Properties, Inc., a Maryland corporation (the "Company"), understands that Wells Fargo Securities, LLC ("Wells Fargo") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and each of the other Underwriters named in Schedule A to the Underwriting Agreement (as defined below) (collectively, the "Underwriters"), for whom Wells Fargo and Merrill Lynch are acting as representatives (in such capacity, the "Representatives"), propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with the Company and Hudson Pacific Properties, L.P., a Maryland limited partnership, providing for the public offering (the "Public Offering") of shares of the Company's common stock, par value $0.01 per share (the "Common Stock").  In recognition  of the benefit that the Public Offering will confer upon the undersigned as a stockholder and/or an officer and/or a director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned  agrees with each Underwriter that, during a period of 60 days from the date of the Underwriting Agreement (the "Lock-up Period"), the undersigned  will not, without the prior written consent of the Representatives, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company's Common  Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or

Page 38 of 41 Pages

hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of I 933, as amended (the "1933 Act") with  respect to any of the foregoing (collectively, the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

Subject to the conditions set forth below, the restrictions set forth in the preceding sentence shall not apply to:

(1)(i) gifts or other dispositions by will or intestacy (including, without limitation, any disposition from a revocable trust, family trust or similar trust arrangement providing for the distribution of assets upon death or intestacy); (ii) transfers made to (x) limited partners, members, stockholders or affiliates of the undersigned or (y) any corporation, partnership, limited liability company or other entity all of the equity interests of which are owned, directly or indirectly, by the undersigned; (iii) bona fide gifts, sales, distributions, contributions or other dispositions, in each case that are made exclusively between and among the undersigned and (w) members of the undersigned's family, (x) affiliates of the undersigned that are controlled by the undersigned, or (y) a trust the beneficiaries of which are, (A) a limited liability company the membership interest holders of which are, or (B) a partnership the partners of which are, exclusively the undersigned and/or members of the undersigned' s family; or (iv) donations or transfer to charitable organizations; provided, however, that in the case of any gift, sale, distribution, contribution, transfer or other disposition pursuant to this clause (1), it shall be a pre-condition that (a) the recipient, transferee or donee, as applicable, executes and delivers to the Representatives a signed lock-up  agreement for the balance of the Lock-up Period, (b) no filing by any party under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer or distribution, (c) each party shall agree to not voluntarily make, any public announcement of the transfer or disposition and (d) the undersigned notifies the Representatives at least three business days prior to the proposed gift, sale, distribution, contribution, transfer or other disposition; or

(2) transactions relating to shares of Common Stock acquired by the undersigned in the open market after completion of the Public Offering; provided, however, that (a) any subsequent sale of the shares of Common Stock acquired in the open market are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

Notwithstanding the foregoing, if: (1) during the last  I 7 days of the Lock-u p Period, the  Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the scheduled expiration of the Lock-up Period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the 60th day of the Lock-up Period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension; provided, however, that no such extension will apply if (a) Merrill Lynch and Wells Fargo determine, in their sole discretion, that each of the Underwriters meets the requirements set forth in paragraph (a)(l)(iii) of Rule 139 promulgated under the 1933 Act ("Rule 139"), and (b) within three business days prior to the 15th calendar day prior to the expiration date of the Lock-Up Period, the Company delivers a certificate, signed by the Chief Executive Officer or Chief Financial Officer of the Company, certifying on behalf of the Company that (i) the shares of Common Stock are "actively traded securities" (as defined in Regulation M), and (ii) the Company meets the requirements set forth in paragraph (a)(1) of Rule 139.

The undersigned hereby acknowledges and agrees that written notice of any extension of the

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Lock-up Period pursuant to the previous paragraph will be delivered by the Representatives to the Company and the undersigned (in accordance with the notice provisions of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the 34th day following the expiration of the initial 60th day of the Lock-up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-up Period (as such may have been extended pursuant to the previous paragraph) has expired.

                                    (Remainder of Page Intentionally Blank)

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The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

 Very truly yours,

                    Signature: /s/ Richard Fried

                  Print Name: Richard Fried

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